

Distribution Date: 12/26/06

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note	32051GZ73	Senior	Var-Act/360	248,434,306.37	5.480000	6,055,794.12	1,096,699.44	7,152,493.57	0.00	242,378,512.25	0.00
EQ INT		Residual	Var-Act/360	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals				248,434,306.37		6,055,794.12	1,096,699.44	7,152,493.57	0.00	242,378,512.25	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	248,434,306.37	6,055,794.12	6,055,794.12	0.00	242,378,512.25	0.80846735239
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	248,434,306.37	6,055,794.12	6,055,794.12	0.00	242,378,512.25	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                 212-815-3235
Associate: William Herrmann
                 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Effective Coupon (%)	Current Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Net Rate Carryover After Dist.
Note	248,434,306.37	5.480000	5.480000	1,096,699.44	1,096,699.44	0.00	0.00	1,096,699.44	0.00
EQ INT	0.00	0.000000	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals	248,434,306.37			1,096,699.44	1,096,699.44	0.00	0.00	1,096,699.44	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	828.666799097 0.000000000	20.199446709 0.000000000	3.658103548 0.000000000	808.467352388 0.000000000	5.480000 0.000000
Totals		299,800,000.00	828.666799099	20.199446698	3.658103536	808.467352402	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Pool Level Data

Distribution Date		12/26/06
Cut-off Date		03/02/06
Record Date		11/30/06
Determination Date		12/18/06
Accrual Period 30/360	Begin	11/02/06
	End	12/02/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	11/27/06
	End	12/26/06
Number of Days in Actual Accrual Period		29

Interest Details on Classes

One-Month Libor Rate	5.32000%
Available Funds Rate	7.90832%
Class A Coupon	5.48000%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Beginning Aggregate Loan Count	4,811
Ending Aggregate Loan Count	4,695
Beginning Pool Stated Principal Balance	251,981,835.50
Principal Collected	12,286,196.85
Draws	6,703,265.46
Charge Offs	300,380.00
Ending Pool Stated Principal Balance	246,098,524.11
Beginning Invested Amount	252,075,735.55
Ending Invested Amount	246,492,804.16
Beginning Weighted Average Mortgage Rate	8.43027%
Beginning Weighted Average Net Mortgage Rate	7.92427%
Ending Weighted Average Mortgage Rate	8.42616%
Ending Weighted Average Net Mortgage Rate	7.92016%
Beginning Weighted Average Remaining Term to Maturity	225
Ending Weighted Average Remaining Term to Maturity	224

Collections	

Interest Collections

Interest Collected	1,704,163.47
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,704,163.47
Less: Servicer Fee	104,992.43
Total Net Interest Collections	1,599,171.04

Principal

Principal Collected	12,286,196.85
Other amounts allocated to Principal	0.00
Total Principal Collections	12,286,196.85



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Investor Amounts	
Beginning Investor Amount	252,075,735.55
Floating Allocation Percentage	100.037%
Net Interest Collections	1,599,171.04
Invested Interest Collections	1,599,766.96
Principal Collections	12,286,196.85
Principal Draws	6,703,265.46
Investor Principal Distribution Amount	5,582,931.39
Investor Charge Offs	0.00
Ending Investor Amount	246,492,804.16
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.

Distribution Account		
	Beginning Balance	0.00
Deposits	Available Funds	7,182,102.43
	Other Deposits Required by the SSA	0.00
	Total Deposits	7,182,102.43
Withdrawals	To the Trustee, the Trustee Fee	1,259.91
	To the Insureer, the Premium	28,984.00
	To the Classes, Principal and Interest	7,152,493.57
	Total Withdrawals	7,182,737.48
	Ending Balance	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Mortgage Prepayment Details	
Aggregate Pool Prepayment Amount (Gross)	12,586,576.85
Gross CPR	45.93008%
Aggregate Pool Prepayment Amount (Net)	5,883,311.39
Net CPR	24.68573%
Draw Amount	6,703,265.46
Draw Rate	27.64235%

Fees of the Trust	
Gross Master Servicing Fee	104,992.43
Net Master Servicing Fee	104,992.43
Trustee Fee	1,259.91
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	28,984.00
Total Net Loan Fees	135,236.34

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
          212-815-3235
Associate: William Herrmann
          212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.229%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.001%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	NO

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.185%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	

Step-Down Date	NO
Step-Down Test Satisfied	NO
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

OC Details	
Specified OC	5,696,266.07
Excess Spread	472,862.73
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	3,720,011.86
Ending OC Deficiency	1,581,974.16

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	6	0.12780%	392,542.48	0.15951%	5	0.10650%	622,000.71	0.25274%	2	0.04260%	58,286.27	0.02368%

	Foreclosure				Bankruptcy				REO			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	2	0.04260%	66,981.25	0.02722%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	300,380.00
Cumulative Realized Losses	394,280.05
Total Liquidated Loan Balance	300,380.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss	Date
Group I				
396866952	300,380.00	0.00	300,380.00	

Material Changes to Pool Assets Disclosure



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments   NONE
Material breaches of pool asset representations or warranties or transaction convenants   NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		5.000000000000	0	0.000	0.00	0.000
5.000000000000	-	5.501000000000	0	0.000	0.00	0.000
5.501000000000	-	6.001000000000	0	0.000	0.00	0.000
6.001000000000	-	6.501000000000	0	0.000	0.00	0.000
6.501000000000	-	7.001000000000	243	5.039	19,323,714.37	7.852
7.001000000000	-	7.501000000000	1896	39.320	96,492,787.91	39.209
7.501000000000	-	8.001000000000	891	18.478	64,877,867.44	26.363
8.001000000000	-	8.501000000000	956	19.826	34,651,924.40	14.081
8.501000000000	-	9.001000000000	296	6.139	11,307,100.87	4.595
9.001000000000	-	9.501000000000	323	6.698	11,283,378.61	4.585
9.501000000000	-	10.001000000000	102	2.115	4,433,968.51	1.802
10.001000000000	-	10.501000000000	70	1.452	2,386,985.46	0.970
10.501000000000	-	11.001000000000	14	0.290	539,036.59	0.219
11.001000000000	-	11.501000000000	26	0.539	699,649.96	0.284
11.501000000000	-	12.001000000000	4	0.083	90,190.58	0.037
12.001000000000	-	12.501000000000	1	0.021	11,919.41	0.005
>		12.501000000000	0	0.000	0.00	0.000
Wgt Ave / Total:			**4822**	**100.000**	**246,098,524.11**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		120	0	0.000	0.00	0.000
120	-	180	4	0.083	46,697.05	0.019
180	-	300	4813	99.813	245,747,529.27	99.857
300	-	360	5	0.104	304,297.79	0.124
>		360	0	0.000	0.00	0.000
Wgt Ave / Total:			**4822**	**100.000**	**246,098,524.11**	**100.000**